UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bioenergy, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

09064L 107
 (CUSIP Number)

Jose Castro
Bioenergy, Inc.
3702 South Virginia Street G12 - 401, Reno, NV 89502
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a  statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09064L 107

1.	Names of Reporting Persons:	Jose Castro
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	Nevada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	637,500 SHARES

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	637,500 SHARES

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 637,500 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 25.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 09064L 107

ITEM 1.                      SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Bioenergy, Inc., a Nevada Corporation (the "Issuer"), and is being filed by Jose Castro (the “Reporting Person”).  The Issuer's current principal executive offices are located at 3702 South Virginia Street G12 - 401, Reno, NV 89502.

ITEM 2.                      IDENTITY AND BACKGROUND

This Statement is being filed by Jose Castro (the “Reporting Person”).  The business address of the Report Person is 3702 South Virginia Street G12 - 401, Reno, NV 89502.  Jose Castro is currently the Chief Executive and Chief Financial Officer of Bioenergy, Inc.

(d) and (e). During the previous five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares to which this statement relates were purchased by Jose Castro with his personal funds.

ITEM 4.                      PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 637,500 shares or 25.5% of the Issuer’s issued and outstanding common stock as of August 25, 2008.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

(a)
The Reporting Person is currently the beneficial owner of 637,500 shares of Common Stock of the Issuer, representing approximately 25.5% of the Issuer's common stock (based upon 2,500,000 outstanding shares of common stock as of August 25, 2008.

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)	See response by Reporting Person to Item 4, above.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                      August 25, 2008

By: /s/ Jose Castro
Jose Castro